Columbia Tax-Exempt Insured Fund
Columbia Utilities Fund (Funds)
77M Merger
On March 24, 2006, the Board of Trustees approved the reorganization of the Funds as newly-formed series of Columbia
Funds Series Trust I. The primary purpose of the Trust
Reorganization is to facilitate compliance monitoring and administration for the Columbia Funds.